Filed by Charter Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company:  Charter Communications Inc.
Commission File No. 001-33664

The following is a transcript of Tom Rutledge’s remarks at the Goldman Sachs Communacopia Conference on September 10, 2014:

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EDITED TRANSCRIPT
CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

EVENT DATE/TIME: SEPTEMBER 10, 2014 / 06:55PM GMT

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SEPTEMBER 10, 2014 / 06:55PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

CORPORATE PARTICIPANTS
Tom Rutledge Charter Communications, Inc. - President and CEO

CONFERENCE CALL PARTICIPANTS
Brett Feldman Goldman Sachs - Analyst

PRESENTATION

Brett Feldman Goldman Sachs - Analyst

Alright. Well, welcome to another session here at Communicopia 2014, it is our pleasure to welcome to the conference Tom Rutledge, the President and CEO of Charter Communications. Tom, glad you could be here.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Thanks, Brett, glad to be here.

Brett Feldman Goldman Sachs - Analyst t

Alright. Well, let's start with some sort of bigger picture stuff. You've been at the Company for 2.5 years now, what have you learned over the last 2.5 years and what do you think have been the most significant changes that you've been able to implement?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, I've learned that Charter is a lot of work and I thought it would be, and it's been a good experience and it's actually gone almost exactly as I hoped it would, and planned it would it was a company that was troubled that it gone through a bankruptcy process that has gone through that process slowly, which meant that things that a normal operating company would do with deferred and it had a poor customer service experience that it had provided in the marketplace and had the lowest penetration of any cable company in the country and I thought it was the best opportunity that existed in the industry, because of all of its failings, because I think that the physical assets of Charter, the network, are highly capable and we're highly capable.

We just needed to be put into shape, directed and capital had to be spent in order to get the Company to be able to perform. So what we did over those 2.5 years is essentially we changed every reporting relationship, we changed every price, product, and package, and we invested in all the deferred maintenance that hadn't been done.

We even walked out the physical infrastructure checked it all out, did all the capital projects we needed to do that had been deferred, because the Company had been trying to husband cash for years. It had let its employee base essentially go away in many cases and gone to contract labor.

So we had to build the call centers, we had to buy trucks, tools, and test equipment that is all now fairly normalized relative to the industry. In fact in some cases we exceed the average in the industry in terms of the amount of employees that we have for customers that are in-house and we went all digital and we've been in that process now and we'll finish it over the next few months at the end of this year.

And Charter has now a state-of-the-art cable provider with an all digital product. The biggest video package out there relative to our competitors in terms of high-definition TV, it's got the fastest low or slow speeds are 10 times faster than our competitors' average speed.

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SEPTEMBER 10, 2014 / 06:55PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Our voice product is fully provisioned and fully functional and low priced and competitive, and when you put all of packages together, there are better value and individually better products than our competitors offers. So we're growing nicely we have pretty good growth, revenue growth and good EBITDA growth and it's accelerating.

Brett Feldman Goldman Sachs - Analyst

So we've seen over the last several quarters the way numbers and performance improved just based on the focus on execution and you sort of alluded to the next thing that's happening, which is the platform itself is getting better, that's been one of the projects you are nearly complete with all digital.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Right.

Brett Feldman Goldman Sachs - Analyst

So, what is having that type of platform add to what has already become a much better execution story?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Right. So there's two parts of the business, there's the service part, which is execution and it matters services of product and so if you're good at that, you can differentiate yourself, but then again the network itself is a product and let's say it certainly enables products and Charter's network is vastly superior to its competitors' networks in terms of capacity and the way we've got that to be a reality in the marketplace is by turning off the analog signals, which were fat in terms of their space per single and digitized and there are continuing opportunities to get even more efficient with digital format and get even more spectrum available for future product.

So one of the things we've done is we've gone to a DOCSIS 3.0 platform, which means that we can put currently 24 channels of what historically were video products and put them into the data infrastructure and by being in the data infrastructure, it allows us to go to very high speeds if we choose to. And so we've been taking our speeds up and taking our minimum speeds up without raising prices and separating ourselves from our competitors. That process in an all-digital environment with fallow spectrum available to us inside the network will allow us to keep our position, I think against our competitors for a significant period of time.

Brett Feldman Goldman Sachs - Analyst

What about them in the more advanced video products you're rolling out like spectrum?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, what we're doing in video is we're getting beyond parity with satellite from a HD perspective and number of channels and how they look on televisions. We're also [providing] box strategy, we've gone to two-way interactive boxes on every outlet as part of our digital strategy. So, video on demand is available on every outlet in the homes that we service. That differentiates us from our satellite competitors. And we've gone to a user interface strategy, which we're currently testing in Fort Worth, which allows us to put state-of-the-art IT-like user interfaces on all of the IP boxes that we've put in the field, but also on our legacy boxes. And so if this works as we hope it works and it's testing in the way we expected it to test, we'll begin to roll that out next year in our legacy platform and all of our boxes in all of our customers on every out will have a state-of-the-art user interface.

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SEPTEMBER 10, 2014 / 06:55PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Brett Feldman Goldman Sachs - Analyst

That's a little different than what we've seen. The approach to other operators, for example, is not quite what X1 is, why did you decide to go with fully different out there?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, we were in a different position than other companies and we wanted to not only be incrementally competitive, but we wanted to be backwardly compatible, competitive meaning we wanted our existing base to be seeing a state-of-the-art product, and we wanted to get that reputation across our marketplace. So that as we tried to lean back the customers we'd lost the satellite. In a Charter's footprint, satellite business is as big or was as big as Charter's footprint. So we needed to, in our view, establish that our product is better, have that known in the marketplace and use that knowledge to drive ourself and take that share away from satellite.

Brett Feldman Goldman Sachs - Analyst

So if you think beyond the [PC] blocking and tackling, making the video product better in a ways that consumers expect to see in the market today. How do you think beyond this? Are you thinking like Comcast has alluded to using WiFi more aggressively and helping take their products outside the home. Is that on the road map for Charter?

Tom Rutledge - Charter Communications, Inc. - President and CEO

It is and it wasn't on our initial road map because we thought we needed to get these fundamental things fixed like our basic video product or had to be all digital, had to be two-way. We wanted our data network to be freed up, so that we could take the speeds up and we wanted to have state-in-the-art switching for our voice product, all of that's been accomplished. And so in my previous position at Cablevision, I was a big component of WiFi Cablevision, aggressively done that and successfully done that.

Our customers today almost all have WiFi in their homes. Our WiFi service that we sell customers is the fastest WiFi available and it's faster than our competitors WiFi in the home. So we use WiFi to differentiate ourselves today.

As we go forward, like Comcast, we wish to be part of the consortium that they're in today with Cablevision and Cox and Time Warner, so that people can roam back and forth on public WiFi spots on our network. And we've begun to deploy those public WiFi spots in our business services. So if you go to Jiffy Lube in our Charter footprint, you'll be able to buy the -- the Jiffy Lube Company will be able to buy a WiFi router for their business, as well as for the public to use in the space. And that's how we'll start the process and then we'll start putting radios in places where people work and play and fill in the gaps through time.

Brett Feldman Goldman Sachs - Analyst

Do you think maybe you'll look to fill in the gap even further by having an MVNO relationship with a wireless carrier?

Tom Rutledge - Charter Communications, Inc. - President and CEO

We don't have one today, but I've said previously, I think that's an opportunity for our industry. Already today, the majority of wireless or the majority of data being displayed on wireless devices provided by wireless companies is coming through our networks through Wi-Fi. What's happening is people are using their smartphones and their tablets more for sedentary uses, like watching TV and watching movies and other kinds of non-mobile things, and those are done in the home and they're done in the office, and they're done on Wi-Fi, because it's free and it's not using caps and it's not doing whatever else would be uneconomic to the consumer.

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SEPTEMBER 10, 2014 / 06:55PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

And so already today, because of the nature of the product and the way product is priced, the majority of bits on wireless devices are coming through our networks, and I think that will continue to happen through time and I think there is a way for us to begin to sell those devices ourselves and work with wireless providers to build integrated services. How that will work, I don't have a business plan for yet, but it seems to me, we have inherent architectural advantages that would propel us toward that.

Brett Feldman Goldman Sachs - Analyst

And what you're alluding to here is you're saying there is an opportunity to maybe mobilize the broadband service you already sell, you can do with your Wi-Fi and maybe you should do it through cellular. If you're mobilizing your broadband product, doesn't that inevitably lead to a model around mobilizing your video product and it would seem the big difference there is that with broadband, you just have to decide to do it but with video you need the content operators to participate in your decision?

Tom Rutledge - Charter Communications, Inc. - President and CEO

That's right.

Brett Feldman Goldman Sachs - Analyst

Where do you feel you are the Company and maybe the pay-TV industry is in general with getting the programmers to kind of see that as an opportunity and maybe not so much as a threat?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, it is a threat, so that's why they see it as one and they should, I think. They're getting license fees in a 100 million homes right now and have an advertising model that reaches a 100 million homes, and to break that up and go to a mobile a la carte kind of model would be a lesser model in my opinion and so our wireless strategy for television is to take our existing relationship with content companies and take the content that's available to us through the license that we pay to sell the cable service and put some of that product into TV Everywhere and to make that available to people mobily. But interestingly, if you come back through our conversation, the majority of them use still in the home and in the office where cable has been traditionally sold. So I think you're right that you'd have to get new kind of licensing for content in order to do that and I think it's not in the interest of content companies to really do that.

Brett Feldman Goldman Sachs - Analyst

As a cable provider, how do you think about over the top? Do you view it as a threat to your Pay TV business or do you view it as something that just drives broadband and you're a broadband provider, so that's great?

Tom Rutledge - Charter Communications, Inc. - President and CEO

I look at it both ways and I can hold both thoughts in my head at the same time.

Brett Feldman Goldman Sachs - Analyst

Okay.

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SEPTEMBER 10, 2014 / 06:55PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Tom Rutledge - Charter Communications, Inc. - President and CEO

I think that we have a great broadband service and the more it's used, the more it's appreciated. And so when you sell a really fast network, what you want is people to use it so that they perceive the value of it, especially if that speed is a differentiator; if it's not a differentiator and there is no perceived value, then, it's not useful. So you want -- and what's the most bandwidth-intensive use there is, it's television.

So as the broadband operator, I want people to use television on it. As a cable provider, I look at -- the content companies have pricing power in the cable business, which is an issue for consumers and consumers are being priced out of cable television, because the bundle is big and it's expensive. And I'd like to have more control over that, more flexibility in packaging. And I don't have it because of the model we're in where I don't have as much to a degree as that one and to some extent, over the top actually helps that to the extent that there's an over-the-top provider that's a viable substitution, it moderates what content companies might want to do.

Brett Feldman Goldman Sachs - Analyst

Is that what it's going to take to see a change in the trajectory of what's going on with programming cost because it feels like 8% to 10% this kind of keeps happening for a while?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes, it's a lot and it can't go forever, but it can go for a while.

Brett Feldman Goldman Sachs - Analyst

Because, some of your peers have said they just think it's unsustainable. When you look at what Pay TV bills are, it feels like you're going to be closing off going by the population.

Tom Rutledge - Charter Communications, Inc. - President and CEO

No, if you look at incomes and incomes of the population per capita basis, I think aren't going up; in fact, they're going down and have a really expensive product and it's getting more expensive fast. People talk about cord-cutting. Cord-cutting in my view is an economic problem in its head primarily.

Brett Feldman Goldman Sachs - Analyst

Got it. Let's talk about the transactions, you've got a lot that you guys are working on right now. And just to start it off at the high level, especially for some of the generals in your room, the principal rationale for why you decide to go ahead and do this multi-faceted deal with Comcast?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Why did I want to do that?

Brett Feldman Goldman Sachs - Analyst

Yes.

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SEPTEMBER 10, 2014 / 06:55PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, I had another deal in mind and this was the best I could do and it's a good deal. And I mean you can argue all that, but obviously we [aren't pursuing] the whole thing. We thought it made sense for us. We also think this makes sense for us and we think that we can do this deal, it doubles the size of our Company, either directly or indirectly through the GreatLand and Charter relationships. And that the way the properties are put together takes us from a company that today can use mass media in about 48% of its footprint to a company that can use mass media in virtually its entire footprint. And that difference that economy that you get out of being concentrated and covering the whole BMA gives you economies of scale in marketing and branding that we today just don't get it.

In addition to that, we get operating upsides in the ability to service the marketplace the most efficient way possible and direct our employees transactionally in the most efficient way possible, which benefits the consumer ultimately and puts our properties together, so that whatever future businesses may exist, including our business service business in a much more efficient way. Today, the likelihood of certain kinds of customers that we have in the business space having all of their facilities inside our footprint is lower than it's going to be in a new environment. So that means that the number of business customers that we can serve efficiently goes up. So I think we get a lot out of this thing from the way the properties come together and the way the deal structure both for Comcast and for us and that's what we got.

Brett Feldman Goldman Sachs - Analyst

And just from an actual execution and integration standpoint, how much can you get done ahead of time or really on day one, kind of where are you and what are the most immediate priorities for getting these companies functioning the way you think they should do?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, we're working through on the whole regulatory process right now, which is a typical regulatory process and it's moving along nicely and on plan. We're meeting with the teams and I was actually with Comcast's operating guys today, Neil Smit and his team, discussing transition services agreements, TSAs, which are the deals that we need to have in order to hand each other our customers, and it's actually quite complicated and the cable systems have become more advanced as we've built more cloud infrastructure; more and more of all the companies involved here have pieces that have to be managed and transitioned.

So our goal is to close the deal to -- is quickly as possible, transition to an environment where we can pricing products and packaging that's uniform across our platforms and go to market with compelling products for our customers. And we think that can happen relatively quickly. Some of the operating systems that support the customer base that are unique to each company provisioning systems, email systems, voice switching systems, getting off of those things and onto our own will happen at a different pace depending on the nature of the system. We think we get to market pretty quickly. So we're working through all the logistical issues around that and the people issues around all that and it's going well.

Brett Feldman Goldman Sachs - Analyst

So a year after it closes or whatever the correct timeframe is, what are we going to be looking for to be able to say, yes, it seems like so far, it's working?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, I think, if you look at Charter over the last 2.5 years and look at what its operating model looks like, there is a period of adjustment when you change things in the new company. Sometimes you have to spend some money to get things organized. You have capital issues associated with product development like going all digital and then you get improving customer metrics, and then you get improving revenue and EBITDA numbers. And I think that very much like what has happened at Charter, these acquisitions will have a similar model to them and that you will have a high growth rate in a couple of years like Charter has today.

Analyst Brett Feldman Goldman Sachs - Analyst

And how do you feel about the competitive environment within the newer markets or the new footprint that you're going to have? Do you feel it's tougher against the telcos there or do you think you actually have more open field to work with?

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SEPTEMBER 10, 2014 / 06:55PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Tom Rutledge - Charter Communications, Inc. - President and CEO

I think it's similar to what Charter is today. So Charter's footprint today is 30-ish percent AT&T, U-Verse overbuilt from a [patents] perspective, less than 3% FiOS, and the new footprint is virtually no FiOS and mid-low 30s AT&T footprint. So I think that from a wireline point of view, it's a very similar footprint; from a satellite point of view, it's very similar and overall penetration will be slightly higher in the new combined companies, but not much higher. And so from a greenfield perspective in terms of an upside, I look at greenfield -- when I say greenfield, I mean, non-subscribers who I have an opportunity to sell a superior product to, a very similar footprint.

Brett Feldman Goldman Sachs - Analyst

But you're going to be much better organized within this footprint. So, in theory, you would be better positioned to go up against these competitors?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes, yes. From a marketing and branding strategy from an operating perspective, all of those things I think making a better competitor. Yes.

Brett Feldman Goldman Sachs - Analyst

I mean so looking at similar in a similar environment from a competitive posture perspective. And so we think beyond the immediate and even beyond the midterm. And you think about having a better footprint, a more organized footprint, all digital network, better video capabilities, better go-to-market opportunities, essentially the same competitors, does it deal principally just give you the opportunity to execute the current cable business plan better or do you think it actually positions Charter to maybe do something even broader as you think about the way the whole pay TV and broadband industry is evolving?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, I think the fundamental value opportunity is to do what we're doing on a bigger platform in a more efficient way. So that, that's the money or the value creation that I'm confident we can do, and that's how I based my decision making on whether or not this is a good deal or not.

That said, I do think that there is an opportunity, not just for Charter and New Charter and New GreatLand to create economic value, I think the whole industry has good prospects before it. I think it's an inherently better infrastructure than our competitor's infrastructure and we've been held back by our legacy practices coming out of an FO analog world and as I talk to all our people about where we're going and how these transitions work, we have an in-state vision of being a vastly superior competitor, both on a service infrastructure perspective and from a product perspective and I think the whole industry has had available to it, not just Charter and I think that it's part of the execution question, can you execute against the strategy.

And you have the scale to be competitive, and I think as part of this deal, we get scale, you get scale and it helps us hopefully in programming, but also in terms of product development and capital costs and I think that any good, well-run cable operation can be a better competitor than its historic legacy operation has been.

Brett Feldman Goldman Sachs - Analyst

So you mentioned commercial earlier this improves your opportunities impacted the business segment. I mean this is a business segment that's growing 20% across the industry?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Right.

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SEPTEMBER 10, 2014 / 06:55PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Brett Feldman Goldman Sachs - Analyst

So, we would seem that this is a great opportunity?

Tom Rutledge - Charter Communications, Inc. - President and CEO

It is.

Brett Feldman Goldman Sachs - Analyst

Can you go in a little more detail around what you can do attacking that market once you've completed the transaction?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes, well, it's a transaction or not, it's a huge opportunity and Charter's footprint today without the transaction is over $10 billion of spend on telecom in the business services area; and if you take out our video and hospitality piece, we might add $700 million of that, so 7%. And now and it's skewed actually to the low end of the market, which we've done better in. So there's a whole middle market which is as big as the low-end market and high-end market that are untouched in anyways. And our infrastructure is generally in front of that and the cost of putting it in front of -- the cable networks were built historically to serve residential passings, not to serve commercial passings.

There are a lot of small businesses interspersed with the residential marketplace. You get into downtown areas and things of that nature, very large customers, there are some building to do in some cases, but as a general proposition, there is huge upside in Charter today and that doubles in the footprint that we requiring at least doubled. And as I said earlier, I think the fact that we can serve more businesses without having to partner with people makes us a better competitor and gives us more opportunity. And I also think the industry will evolve in a more competitive -- a cooperative way, I should say, to serve big business.

Brett Feldman Goldman Sachs - Analyst

Because in the cable industry, we'll become more cooperative.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes.

Brett Feldman Goldman Sachs - Analyst

When you win a customer in your region, they've got a couple of locations in Comcast region that should be more -- why you you think it hasn't been, because it's not necessarily uncooperative industry.

Tom Rutledge - Charter Communications, Inc. - President and CEO

No, it's not uncooperative, we don't compete directly and which is why the deal should be approved, but we've all been difficult because there's no lot of us. I think consolidation helps make cooperation easier. And everybody has had so much opportunity already in this area that the priorities have been different in terms of cooperation, where the cooperation is needed, but I think this time passes that the upside of cooperation will become more apparent to everybody and how that

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SEPTEMBER 10, 2014 / 06:55PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

works and whether we stand up separate vehicles to do that or not, I don't know, but cable could provide a national footprint for business services, either actually or virtually, and I think that that's an upside for the industry.

Brett Feldman Goldman Sachs - Analyst

Okay. I would like to talk a little bit about your relationship you're going to have with SpinCo or I guess we can call it GreatLand now.

Tom Rutledge - Charter Communications, Inc. - President and CEO

GreatLand, yes.

Brett Feldman Goldman Sachs - Analyst

You're going to be providing services to them and they'll be paying you a fee plus costs.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes.

Brett Feldman Goldman Sachs - Analyst

How far are we into establishing what those services are going to be?

Tom Rutledge - Charter Communications, Inc. - President and CEO

We published what our services are in the deal, it's listed in the deal. And so we're working through the long-form agreements of that right now with Comcast. But a full range of capabilities, so that's in the GreatLand service area, they will have the ability very quickly to stand up state of the art competitive products and services everywhere they operate and compete, and the communities that they serve along with the communities Charter service and many cases in the same, general location, the same DMA, we'll end up with a better product than they have because it will be better branded, better service and more efficiently service because of the economies of scale at the local level that the deal presents and that to get those economies of scale, we have services arrangements to provide services to GreatLand and in some cases GreatLand to Charter so that we can maximize our capabilities in any one local market.

Brett Feldman Goldman Sachs - Analyst

Do you really feel as if it's an arm's length relationship or do you feel almost as if Charter is managing that asset?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, GreatLand is going to be a separately traded public cable company with the full authority to operate as a cable company. It is choosing to use our services in a way that will benefit GreatLand's shareholders and so they have full governance rights and they have the right to enter services agreements and that's what they're doing.

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SEPTEMBER 10, 2014 / 06:55PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Brett Feldman Goldman Sachs - Analyst

Are you anticipating that you'll coordinate things like go-to-market strategy or branding or even the spectrum?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes, I think we'll go sub-branding. Yes, I think in certain places, Charter brands which are current Charter brands like Spectrum [are, it's going to be and we would just start using that brand name as we go all digital. So it's spectrum services brought to you by Charter. I think in certain markets, we'd bring spectrum services by GreatLand and the products set will be similar or if not identical from what a customer experiences regardless of which cable footprint they live in and when we market it and take a sale, the customer will get a bill from GreatLand if they're in a GreatLand area; they'll get a bill from Charter if they're in a Charter area, but the experience of buying spectrum services will be uniform.

Brett Feldman Goldman Sachs - Analyst

And you come back to the commercial side, do you see the opportunity to be as cooperative with them as you go to market on the commercial basis to create a similar space to the business community?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes, yes, I do. And we haven't worked through that as clearly, but we will have to transition from Comcast Business Services to a spectrum suite of services and yes.

Brett Feldman Goldman Sachs - Analyst

Got it. We do have the ability to take questions from the audience. So if you have a question, please raise your hand, just do us a favor and wait until they bring the microphone over so that people listening on the webcast can hear. I'll let you all think about what questions you want to ask. Just thinking about the process of getting the deal closed, what is the right way you think about the sequencing here, what are you expecting in terms of the timeline around regulatory and then whenever Comcast and Time Warner close, what process begins on your end?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Right. So I mean we have a whole set of issues going on working through the regulatory and the LFA process with Comcast and Time Warner and we're all on the same page as far as that goes. I think we said in our latest filings that we think it will close early in 2015 and that's our expectation. When that deal, when the Time Warner-Comcast deal closes, we will close probably 45 days afterwards. And the reason is that for debt exchange and the spend has to be done during that window. And so there will be a slight lag between the closing of that deal and our deal, but in the same general time frame.

Brett Feldman Goldman Sachs - Analyst

Got it. And that kicks off the process of getting the systems completely integrated going --

Tom Rutledge - Charter Communications, Inc. - President and CEO

It does. We can't actually start the transition services agreement until we close.

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SEPTEMBER 10, 2014 / 06:55PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

Brett Feldman Goldman Sachs - Analyst

And do you anticipate that at that exact moment, that's when fincos are purchasing services from you, meaning that some of the cooperation that the customer may see in the marketplace in terms of common branding, common features, that can happen on day one or do you have to implement it within your own footprint before you can expand that and make it available to the GreatLand footprint?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, day one, Comcast will have marketing in the marketplace; and day two, somebody might respond to it. There will be a handoff of all of those orders and transactions and that will take some time to actually push all of that into the right company, but within a relatively short period of time, less than six months I believe, we'll be able to stand up the brands in the marketplace and stand up prices and packages and products.

And from a consumer experience perspective, it will feel like the same regardless of which footprint you live in legacy Charter, legacy Time Warner, legacy Comcast, and that you'll logistically have issues on how we're managing all of that, it will be complex. I think we're equipped to do it, but hopefully it will be invisible to the customers and then, we'll come off those transition services agreements through time and redirect where calls go which call centers they go to and we all learn like our call centers, are virtual for the whole country, meaning no matter where you call from if you're, say if you go into our call out or which means you pick sales, you go to one of our sales call centers doesn't matter where you live and that will be true. The new combined companies too and -- but setting all that up and getting that to work and getting it all routed will be the back office functions that will take longer than the customer-facing functions.

Brett Feldman Goldman Sachs - Analyst

You mentioned earlier that you're nearly done with your all-digital initiative, the Comcast network is in great shape. Is there going to be any incremental network investment that's going to be necessary or is it really just going to be a function of getting all these things working as a unified system?

Tom Rutledge - Charter Communications, Inc. - President and CEO

We're going to have CPE issues. Charter has just gone all digital and we do have this strategy of doing all-digital on a two-way interactive platform. Charter has developed a product which we call World Box which is an advanced set-top box that has downloadable security on it, meaning, it doesn't have cable cards, which take costs out of the box, and it has a 3.0 modem and it has the ability to have a WiFi dongle attached to it. And we think we can buy it at what we call World prices. So we're not tied to any legacy vendor's systems in terms of having to put a box in certain company, in a certain market. We'll be able to interoperate and we think that that takes our cost of CPE down. So we do have the project of taking legacy Time Warner systems all digital and we'll have to spend capital against it, but the capital will be less on a per-customer basis than we've spent to date at Charter because we've got this price curve going down for brand-new high-powered CPE.

Brett Feldman Goldman Sachs - Analyst

I'll give everyone one last chance to ask a question before I ask my last one. Alright. Well, we've talked a lot about a deal that you're working on right now. You'd been scanning the market for opportunities, a very big one we know about, for a while; and you clearly have found opportunity to improve your business by doing transactions. I mean is this the only thing that you could conceivably get done anytime soon or do you still feel like it makes sense to seek opportunities to take advantage of them, sooner or later if it works for Charter?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes, well, obviously, the rest of the industry is owned by families and individuals and they'll do what they do on their own time frame and there's not a lot I can do to change that. But I do think that we're building the capability as a company as we build what we call isolation layers. For instance, when I was talking to you about the call centers, taking calls from anywhere and being able to do that in the new entities, one of the things we will have is three billing systems. And if you're taking sales, you don't want your salespeople to have to interface with three different software structures and order processing structures.

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SEPTEMBER 10, 2014 / 06:55PM GMT, CHTR - Charter Communications Inc at Goldman Sachs Communacopia Conference

So you need to build what we call an isolation layer over all the systems, so that to a salesperson, they all look the same and they're only looking at the user interface. And therefore, their customer experience and their ability to sell is better. Once you build that capability for integration, it makes future integration easier. So we're building that today in order to deal with what we have to deal with. So I don't know what the timing of other opportunities would be, but if they come, I think we'll be in better shape to execute them going forward as a result of what we're doing here.

And I do think that there are scale opportunities still to come in the industry. One of the reasons we wanted Time Warner because it was the most immediate scale opportunity that there was and we didn't get all of that, we got a nice consolation prize. So there's still scale opportunity in the industry.

Brett Feldman Goldman Sachs - Analyst

Okay. Well, we're just about out of time. So if we don't have any more questions, I'll let everyone go to the next session. Thanks a lot.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Thank you. Thanks, Brett.

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Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.
In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on May 23, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.
Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.
Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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